May 17, 2005
Dear [Name of Kiewit Stockholder]:
      Enclosed please find the offer to purchase dated May 17, 2005 relating to the tender offer in which Peter Kiewit Sons’, Inc., a Delaware corporation (“Kiewit”), is offering to purchase up to 38% of the outstanding shares of Kiewit common stock, par value $0.01 per share (“Kiewit Stock”), held by each holder of Kiewit Stock (each, a “Kiewit Stockholder”), rounded to the nearest whole share (with 0.5 of a share rounded up to the next whole share), for $37.55 per share (the formula price of a share of Kiewit Stock), in cash. Kiewit will not pay interest on the purchase price under any circumstances.
      As a Kiewit Stockholder, Kiewit is offering you the opportunity to tender up to [                    ]* of your shares of Kiewit Stock on the terms and conditions set forth in the offer to purchase and the enclosed letter of transmittal. Please read the offer to purchase carefully before you decide to participate in the tender offer. If you decide to participate in the tender offer, you should carefully complete the enclosed letter of transmittal and return it to us, together with all share certificates and any other required materials, by 11:59 p.m., on June 28, 2005, the expiration date for the tender offer. We cannot accept tenders of Kiewit Stock received after that time. If we extend the tender offer, you will have until the expiration of the extended tender offer to tender your shares. A current list of your Kiewit Stock certificates is enclosed for your reference.
      We expect to distribute payment for validly tendered shares of Kiewit Stock by check as soon as practicable after the expiration of the tender offer.
      If you have any questions regarding any of the enclosed materials, please feel free to call me at (402) 271-2977.

Sincerely,

Douglas A. Obermier
Stock Registrar

* This number will be calculated for each Kiewit Stockholder and will be equal to the maximum number of shares such holder may tender in the tender offer.
PETER KIEWIT SONS’, INC.
Kiewit Plaza, Omaha, NE 68131
(402) 342-2052